UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-36427

CHEETAH MOBILE INC.

Building No. 8

Hui Tong Times Square

Yaojiayuan South Road

Beijing 100123

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cheetah Mobile Inc. (NYSE: CMCM) (the “Company”), a leading mobile internet company with global market coverage, today announced that the Company had divested a portion of its equity ownership in Bytedance Ltd. for approximately $68 million. This transaction will result in a disposal gain of approximately US$43 million from the partial divesture and another fair value gain of US$43 million for the remaining equity ownership in the fourth quarter of 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By:	/s/ Vincent Zhenyu Jiang
Name:	Vincent Zhenyu Jiang
Title:	Chief Financial Officer

Date: November 26, 2018